As filed with the Securities and Exchange Commission on November 17, 2009
Registration No. 333-162633
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 2
to
Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
COMPELLENT TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	37-1434895
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)
7625 Smetana Lane
Eden Prairie, Minnesota 55344
(952) 294-3300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Philip E. Soran
Chairman, President and Chief Executive Officer
Compellent Technologies, Inc.
7625 Smetana Lane
Eden Prairie, Minnesota 55344
(952) 294-3300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark P. Tanoury, Esq. John T. McKenna, Esq. Nicole C. Brookshire, Esq. Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, California 94306 (650) 843-5000	Kenneth R. McVay, Esq.
Daniel E. O’Connor, Esq.
John F. Dietz, Esq.
Gunderson Dettmer Stough Villeneuve
Franklin & Hachigian, LLP
220 West 42nd Street, 21st Floor
New York, New York 10036
(212) 730-8133

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐
CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share(2)	Proposed Maximum Aggregate Offering Price(2)(3)	Amount of Registration Fee(4)

Common Stock, $0.001 par value per share	3,450,000	$20.96	$72,312,000.00	$4,036.00

(1)	Includes shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2)	Estimated solely for the purpose of computing the amount of the registration fee based on the average of the high and low sales prices of the registrant’s common stock as reported by the New York Stock Exchange on November 10, 2009 pursuant to Rule 457(c) under the Securities Act.

(3)	Includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

(4)	A registration fee of $3,674.00 was previously paid in connection with the initial filing of this registration statement on October 22, 2009. The aggregate registration fee of $4,036.00 is being offset by the $3,674.00 payment previously made.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we and the selling stockholders are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued November 17, 2009

3,000,000 Shares

COMMON STOCK

We are offering 300,000 shares of our common stock and the selling stockholders named in this prospectus are offering 2,700,000 shares of common stock. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders.

Our common stock is traded on the New York Stock Exchange under the trading symbol “CML.” On November 16, 2009, the last reported sale price of our common stock by the New York Stock Exchange was $20.22 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 5.

PRICE $      A SHARE

		Underwriting	Proceeds, Before	Proceeds, Before
		Discounts and	Expenses, to	Expenses, to the
	Price to Public	Commissions	Compellent	Selling Stockholders

Per Share	$	$	$	$
Total	$	$	$	$

We have granted the underwriters the right to purchase up to an additional 450,000 shares of common stock to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on          , 2009.

MORGAN STANLEY	PIPER JAFFRAY

THOMAS WEISEL PARTNERS LLC
NEEDHAM & COMPANY, LLC
PACIFIC CREST SECURITIES
MERRIMAN CURHAN FORD & CO.
CRAIG-HALLUM CAPITAL GROUP
                    , 2009

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. Neither we, nor the selling stockholders, nor the underwriters, have authorized anyone to provide you with additional or different information. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in or incorporated by reference into this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

For investors outside the United States: Neither we, nor the selling stockholders nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. You should read the following summary together with the more detailed information appearing in this prospectus and the documents incorporated by reference herein, including our financial statements and related notes incorporated by reference in this prospectus, and the information set forth under the heading “Risk Factors” beginning on page 5 before deciding whether to purchase shares of our common stock. Unless the context otherwise requires, we use the terms “Compellent,” “company,” “we,” “us” and “our” in this prospectus to refer to Compellent Technologies, Inc. and, where appropriate, its subsidiaries.

Compellent Technologies, Inc.

Our Company

We are a leading provider of enterprise-class network storage solutions that are highly scalable, feature rich and designed to be easy to use and cost effective. Our Storage Center is a Storage Area Network, or SAN, that is designed to significantly lower storage and infrastructure capital expenditures, reduce the skill level and number of personnel required to manage information and enable continuous data availability and storage virtualization. Storage Center is based on our innovative Dynamic Block Architecture, which enables users to intelligently store, recover and manage large amounts of data. We combine our sophisticated software with standards-based hardware into a single integrated solution. We believe that Storage Center is the most comprehensive enterprise-class network storage solution available today, providing increased functionality and lower total cost of ownership when compared to traditional storage systems. According to IDC, the total market for SAN storage system hardware in 2008 was $14.7 billion and the total market for all storage software in 2008 was $11.8 billion. In addition, according to Gartner, Inc., a third-party industry analyst, between 2008 and 2013, storage demand, as measured by terabyte capacity, is expected to increase by 800%.

We developed our Storage Center software and hardware solution to target mid-size enterprises. We believe mid-size enterprises are acutely impacted by the proliferation of data and their need for a scalable and cost-effective storage solution has historically been unmet. We believe our business model is highly differentiated and provides us with several competitive advantages. We sell our products through an all-channel assisted sales model designed to enable us to quickly scale and cost effectively increase sales. We also employ a virtual manufacturing strategy, which significantly reduces inventory and eliminates the need for in-house and outsourced manufacturing.

We have achieved broad industry recognition for our innovative storage solution. Compellent was awarded consecutive “Technology of the Year” awards from InfoWorld, including being named the “Best SAN” of 2008. In 2008, Compellent was also named Microsoft’s Partner of the Year for Advanced Infrastructure Solutions, Storage Solutions and awarded Storage magazine’s “Quality” Award. Gartner reported Compellent to be the fastest growing storage area network company in 2006 and 2007, and TheInfoPro, an independent research firm, recently cited Compellent’s automated tiered storage as the No. 1 technology in use for Information Lifecycle Management according to mid-sized end users.

Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk Factors” immediately following this prospectus summary.

Corporate Information

We were incorporated in Minnesota in March 2002 and reincorporated in Delaware in June 2002. The address of our principal executive office is 7625 Smetana Lane, Eden Prairie, Minnesota 55344, and our telephone number is (952) 294-3300. Our website address is www.compellent.com. Information found on, or accessible through, our website is not part of, and is not incorporated into, this prospectus. References in this prospectus to “Compellent”, “we”, “us” and “our” refer to Compellent Technologies, Inc., a Delaware corporation, and our subsidiaries, except where it is made clear that the term means only the parent company.

Compellent and the Compellent logo are trademarks of Compellent Technologies, Inc. All other trademarks, service marks and trade names included or incorporated by reference into this prospectus are the property of their respective owners.

THE OFFERING

Common stock offered by Compellent	300,000 shares (or 750,000 shares if the underwriters exercise their over-allotment option in full)

Common stock offered by the selling stockholders	2,700,000 shares

Over-allotment option	We are granting the underwriters a 30-day option to purchase up to an additional 450,000 shares of our common stock

Common stock to be outstanding after this offering	31,241,059 shares (or 31,691,059 shares if the underwriters exercise their over-allotment option in full)

Use of proceeds	We expect the net proceeds to us from this offering, after expenses, to be approximately $5.6 million. We intend to use the net proceeds from this offering for sales and marketing activities, for research and development activities, and to fund working capital and other general corporate purposes, which may also include acquisitions of or investments in complementary businesses, technologies or other assets. We will not receive any proceeds from the shares of common stock sold by the selling stockholders. See the section titled “Use of Proceeds.”

Risk factors	See “Risk Factors” beginning on page 5 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

New York Stock Exchange symbol	CML

The number of shares of common stock to be outstanding after this offering is based on 30,941,059 shares of common stock outstanding at September 30, 2009, and excludes:

•	an aggregate of 3,386,770 shares of common stock issuable upon the exercise of outstanding options granted pursuant to our 2002 Stock Option Plan and our 2007 Equity Incentive Plan, at a weighted average exercise price of $8.75 per share; and

•	an aggregate of 6,004,881 shares of common stock reserved for future issuance under our 2007 Equity Incentive Plan and 2007 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under these benefit plans.

Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option to purchase up to an additional 450,000 shares of our common stock.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data. We have derived the consolidated statements of operations data for the years ended December 31, 2006, 2007 and 2008 from our audited consolidated financial statements, which are incorporated by reference into this prospectus. We have derived the consolidated statements of operations data for the nine months ended September 30, 2008 and September 30, 2009 and the consolidated balance sheet data as of September 30, 2009 from our unaudited condensed consolidated financial statements, which are incorporated by reference into this prospectus. The following information should be read in conjunction with our consolidated financial statements and related notes incorporated by reference in this prospectus, and our historical financial statements and related notes contained in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other information on file with the SEC. For more details on how you can obtain our SEC reports and other information, you should read the section of this prospectus entitled “Where You Can Find More Information.”

				For the Nine Months Ended
	For the Year Ended December 31,			September 30,
	2006	2007	2008	2008	2009
				(unaudited)
	(in thousands, except per share amounts)

Consolidated Statements of Operations Data:
Revenues
Product	$19,996	$42,831	$72,417	$51,416	$64,564
Support and services	3,337	8,368	18,479	12,519	24,437

Total revenues	23,333	51,199	90,896	63,935	89,001
Cost of revenues
Cost of product	9,897	21,554	34,949	24,716	32,089
Cost of support and services	2,774	4,423	7,011	5,078	8,232

Total cost of revenues	12,671	25,977	41,960	29,794	40,321

Gross profit	10,662	25,222	48,936	34,141	48,680
Operating expenses
Sales and marketing	10,562	23,520	35,834	25,823	32,052
Research and development	5,675	7,632	10,060	7,111	9,160
General and administrative	1,565	3,324	6,224	5,087	4,630

Total operating expenses	17,802	34,476	52,118	38,021	45,842

Income (loss) from operations	(7,140)	(9,254)	(3,182)	(3,880)	2,838
Other income, net	316	1,425	2,766	2,125	1,380

Income (loss) before taxes	(6,824)	(7,829)	(416)	(1,755)	4,218
Income tax expense	—	—	—	—	(699)

Net income (loss)	(6,824)	(7,829)	(416)	(1,755)	3,519
Accretion of redeemable convertible preferred stock	6,330	—	—	—	—

Net income (loss) attributable to common stockholders	$(13,154)	$(7,829)	$(416)	$(1,755)	$3,519

Net income (loss) per weighted average common share, basic	$(3.29)	$(0.77)	$(0.01)	$(0.06)	$0.11

Weighted average common shares, basic	4,003	10,219	30,471	30,434	30,732

Net income (loss) per weighted average common share, diluted	$(3.29)	$(0.77)	$(0.01)	$(0.06)	$0.11

Weighted averaged common shares, diluted	4,003	10,219	30,471	30,434	31,682

	As of September 30, 2009
	Actual	As Adjusted(1)
	(unaudited)

Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$61,105	$66,668
Working capital	63,388	68,951
Long-term investments	47,932	47,932
Total assets	151,592	157,155
Total liabilities	45,574	45,574
Total stockholders’ equity	106,018	111,581

(1)	The as adjusted balance sheet data gives effect to the sale by us of 300,000 shares of our common stock in this offering at an assumed public offering price of $20.22 per share, the last reported sales price of our common stock by the New York Stock Exchange on November 16, 2009, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed public offering price of $20.22 per share would increase (decrease), each of cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ equity by approximately $285,000, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risk factors identified in this prospectus, as well as in our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC, in addition to the other information contained in this prospectus and the documents incorporated by reference herein, before deciding whether to purchase any of our common stock. Each of the risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our securities, and you may lose all or part of your investment.

Risks Related to Our Business

Unfavorable economic and market conditions and a lessening demand in the information technology market could adversely affect our operating results.

Our operating results may be adversely affected by unfavorable global economic and market conditions as well as a lessening demand in the information technology, or IT, market. Customer demand for our products is intrinsically linked to the strength of the economy. A reduction in demand for storage and data management products caused by weak and/or deteriorating economic conditions and customer decreases in corporate spending, deferral or delay of IT projects, longer time frames for IT purchasing decisions, the inability of customers to obtain credit to finance purchases of our products and generally reduced capital expenditures for IT storage solutions will result in decreased revenues and lower revenue growth rates for us. If the storage and data management markets grow slower than anticipated or if IT spending is reduced, demand for our products could decline and our operating results could be materially and adversely affected.

We have a limited operating history and a history of losses, and we may not achieve or sustain profitability in the future on a quarterly or annual basis.

We were established in March 2002 and sold our first product in February 2004. We have not achieved profitability on an annual basis and we incurred net losses of $6.8 million, $7.8 million and $416,000 for the years ended December 31, 2006, 2007 and 2008. We have achieved profitability on a quarterly basis only for the three months ended September 30, 2008, December 31, 2008, March 31, 2009, June 30, 2009 and September 30, 2009. As of September 30, 2009, our accumulated deficit was $46.3 million. We expect to make significant expenditures related to the development of our products and expansion of our business, including sales and marketing, research and development and general and administrative expenses. We may also encounter unforeseen difficulties, complications, product delays and other unknown factors that require additional expenditures. As a result of these increased expenditures, we will have to generate and sustain substantially increased revenues to achieve and maintain profitability, which we may never do. In addition, the percentage growth rates we achieved in prior periods will not be sustainable and we may not be able to increase our revenues sufficiently in absolute dollars to ever reach annual profitability or sustain quarterly profitability.

Our quarterly operating results may fluctuate significantly, which makes our future results difficult to predict.

Our quarterly operating results fluctuate due to a variety of factors, many of which are outside of our control. Our future revenues are difficult to predict. A significant portion of our sales typically occurs during the last month of a quarter. As a result, we typically cannot predict our revenues in any particular quarter with any certainty until late in that quarter. Our storage products typically are shipped shortly after orders are received. As a result, revenues in any quarter are substantially dependent on orders booked and shipped in that quarter. Revenues for any future period are not predictable with any significant degree of certainty. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. Moreover, spending on storage solutions has historically been cyclical in nature, reflecting overall economic conditions as well as budgeting and buying patterns of business enterprises. We believe our recent rapid growth has masked the cyclicality and seasonality of our business. The third quarter is generally the slowest sales quarter in the storage industry. Our expense levels are relatively fixed in the short term and are based, in part, on our expectations as to future revenues. If revenue levels are below our expectations, we may incur higher losses and may never reach annual profitability or sustain quarterly profitability. Our operating results may be disproportionately affected by a reduction in revenues because a proportionately smaller amount of our expenses varies with our revenues. As a result, our quarterly operating results are difficult to predict, even in the near term. If our revenue or operating results fall below the expectations of investors or securities analysts or below any guidance we may provide to the market, the price of our common stock would likely decline substantially.

In addition to other risk factors listed in this “Risk Factors” section, factors that may affect our operating results include:

•	reductions in end users’ budgets for information technology purchases and delays in their budgeting and purchasing cycles, given current macroeconomic conditions;

•	hardware and software configuration and mix;

•	fluctuations in demand, including due to seasonality, for our products and services;

•	changes in pricing by us in response to competitive pricing actions;

•	the sale of Storage Center in the timeframes we anticipate, including the number and size of orders in each quarter;

•	our ability to develop, introduce and ship in a timely manner new products and product enhancements that meet end user requirements;

•	the timing of product releases or upgrades by us or by our competitors;

•	any significant changes in the competitive dynamics of our market, including new entrants or substantial discounting of products;

•	our ability to control costs, including our operating expenses and the costs of the components we purchase;

•	the extent to which our end users renew their service and maintenance agreements with us;

•	volatility in our stock price, which may lead to higher stock compensation expenses; and

•	general economic conditions in our domestic and international markets.

The markets in which we compete are highly competitive and dominated by large corporations and we may not be able to compete effectively.

The storage market is intensely competitive and is characterized by rapidly changing technology. This competition could make it more difficult for us to sell our products, and result in increased pricing pressure, reduced gross margin, increased sales and marketing expense and failure to increase, or the loss of, market share or expected market share which would likely result in lower revenue.

Our ability to compete depends on a number of factors, including:

•	our products’ functionality, scalability, performance, ease of use, reliability, availability and cost effectiveness relative to that of our competitors’ products;

•	our success in utilizing new and proprietary technologies to offer products and features previously not available in the marketplace;

•	our success in identifying new markets, applications and technologies;

•	our ability to attract and retain value-added resellers, which we refer to as channel partners;

•	our name recognition and reputation;

•	our ability to recruit software engineers and sales and marketing personnel; and

•	our ability to protect our intellectual property.

Potential end users may prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features. In the event a potential end user decides to evaluate a new storage system, the end user may be more inclined to select one of our competitors whose product offerings are broader than just storage systems. In addition, potential end users may prefer to purchase from their existing suppliers rather than a new supplier, regardless of product performance or features. Most of our new end users have installed storage systems, which gives an incumbent competitor an advantage in retaining an end user because it already understands the network infrastructure, user demands and information technology needs of the end user, and also because it is costly and time-consuming for end users to change storage systems.

A number of very large corporations have historically dominated the storage market. We consider our primary competitors to be companies that provide Storage Area Network, or SAN products, such as 3Par, Inc., Dell, Inc., EMC Corporation, Hewlett-Packard Company, Hitachi Data Systems Corporation, IBM and NetApp, Inc., and Xiotech Corporation. Some of our competitors, including Dell, EMC and NetApp, have made acquisitions of businesses that allow them to offer more directly competitive and comprehensive solutions than they had previously offered. Most of our competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we have. We expect to encounter new competitors as we enter new markets as well as increased competition, both domestically and internationally, from other established and emerging storage companies, original equipment manufacturers, and from systems and network management companies. In addition, there may be new technologies that are introduced that reduce demand for, or make our, storage solution architecture obsolete. Our current and potential competitors may also establish cooperative relationships among themselves or with third parties and rapidly acquire significant market share. Increased competition could also result in price reductions and loss of market share, any of which could result in lower revenue and reduced gross margins.

We are dependent on a single product and the lack of continued market acceptance of Storage Center would result in lower revenue.

Storage Center accounts for all of our revenue and will continue to do so for the foreseeable future. As a result, our revenue could be reduced by:

•	any decline in demand for Storage Center;

•	the failure of Storage Center to achieve continued market acceptance;

•	the introduction of products and technologies that serve as a replacement or substitute for, or represent an improvement over, Storage Center;

•	technological innovations or new communications standards that Storage Center does not address; and

•	our inability to release enhanced versions of Storage Center on a timely basis.

We are particularly vulnerable to fluctuations in demand for storage area network products in general and Storage Center in particular. If the storage markets grow more slowly than anticipated or if demand for Storage Center does not grow as quickly as anticipated, whether as a result of competition, product obsolescence, technological change, unfavorable economic conditions, uncertain geopolitical environments, budgetary constraints of our end users or other factors, we may not be able to increase our revenues sufficiently to ever reach annual profitability or sustain quarterly profitability and our stock price would decline.

Our products must meet exacting specifications, and defects and failures may occur, which may cause channel partners or end users to return or stop buying our products.

Our channel partners and end users generally establish demanding specifications for quality, performance and reliability that our products must meet. However, our products are highly complex and may contain undetected defects and failures when they are first introduced or as new versions are released. We have in the past and may in the future discover software errors in new versions of Storage Center or new products or product enhancements after their release or introduction, which could result in lost revenue during the period required to correct such errors. Despite testing by us and by current and potential end users, errors may not be found in new releases or products until after commencement of commercial shipments, resulting in loss of or delay in market acceptance. Storage Center may also be subject to intentional attacks by viruses that seek to take advantage of these bugs, errors or other weaknesses. If defects or failures occur in Storage Center, a number of negative effects in our business could result, including:

•	lost revenue;

•	increased costs, including warranty expense and costs associated with end user support;

•	delays or cancellations or rescheduling of orders or shipments;

•	product returns or discounts;

•	diversion of management resources;

•	damage to our reputation and brand equity;

•	payment of damages for performance failures;

•	reduced orders from existing channel partners and end users; and

•	declining interest from potential channel partners or end users.

In addition, delays in our ability to fill product orders as a result of quality control issues may negatively impact our relationship with our channel partners and end users. Our revenue could be lower and our expenses could increase if any of the foregoing occurs.

Our end users utilize Storage Center to manage their data. As a result, we could face claims resulting from any loss or corruption of our end users’ data due to a product defect. Our contracts with end users contain provisions relating to warranty disclaimers and liability limitations, which may not be upheld. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention and could result in public perception that our products are not effective, even if the occurrence is unrelated to the use of our products or services. In addition, if our business liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms or at all, our costs to defend and cover such claims, if any, will increase.

We will not sustain our percentage growth rate, and we may not be able to manage any future growth effectively.

We have experienced significant growth in a short period of time. Our revenues increased from $3.9 million in 2004 to $90.9 million in 2008, and our revenues were $89.0 million for the nine months ended September 30, 2009. We may not experience growth rates in future periods to the same degree as in past periods. You should not rely on our operating results for any prior quarterly or annual periods as an indication of our future operating performance. If we are unable to maintain adequate revenue growth in dollars, we may never achieve annual profitability or sustain quarterly profitability and our stock price could decline.

Our future operating results depend to a large extent on our ability to successfully manage our anticipated expansion and growth. To manage our growth successfully and handle the responsibilities of being a public company, we believe we must effectively, among other things:

•	increase our channel partners and end users in the mid-size enterprise market;

•	address new markets, such as large enterprise end users and end users outside the United States;

•	control expenses;

•	recruit, hire, train and manage additional qualified engineers;

•	add additional sales and marketing personnel;

•	expand our international operations; and

•	implement and improve our administrative, financial and operational systems, procedures and controls.

We intend to increase our investment in sales and marketing, research and development and general and administrative and other functions to grow our business. We are likely to recognize the costs associated with these increased investments earlier than some of the anticipated benefits and the return on these investments may be lower, or may develop more slowly, than we expect, which could increase our annual net losses.

If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities or develop new products or enhancements to existing products and we may fail to satisfy end user requirements, maintain product quality, execute on our business plan or respond to competitive pressures, which could result in lower revenue and a decline in our stock price.

Our gross margin may vary and such variation may make it more difficult to forecast our earnings.

Our gross margin has been and may continue to be affected by a variety of other factors, including:

•	demand for Storage Center and related services;

•	discount levels and price competition;

•	average order system size and end user mix;

•	hardware and software component mix;

•	the cost of components;

•	level of fixed costs of customer service personnel;

•	the mix of services as a percentage of revenue;

•	new product introductions and enhancements; and

•	geographic sales mix.

Changes in gross margin may result from various factors such as continued investments in our Copilot Services, increases in our fixed costs, changes in the mix between technical support services and professional services, as well as the timing and amount of maintenance agreement initiations and renewals.

We receive a substantial portion of our revenue from a limited number of channel partners, and the loss of, or a significant reduction in, orders from one or more of our major channel partners would result in lower revenue.

Our future success is highly dependent upon establishing and maintaining successful relationships with a variety of channel partners. We market and sell Storage Center through an all-channel assisted sales model and we derive substantially all of our revenue from these channel partners. We generally enter into agreements with our channel partners outlining the terms of our relationship, including channel partner sales commitments, installation and configuration training requirements, and the channel partners’ acknowledgement of the existence of our sales registration process for registering potential systems sales to end users. These contracts typically have a term of one year and are terminable without cause upon written notice to the other party. Our reseller agreements with our channel partners do not prohibit them from offering competitive products or services. Many of our channel partners also sell our competitors’ products. If our channel partners give higher priority to our competitors’ storage products, we may be unable to grow our revenue and we may continue to incur annual net losses.

We receive a substantial portion of our revenue from a limited number of channel partners. For 2006, 2007 and 2008, our top ten channel partners accounted for 49%, 45% and 47% of our revenue, respectively, and for the nine months ended September 30, 2008 and 2009, our top ten channel partners accounted for 49% and 41% of our revenue, respectively. We anticipate that we will continue to be dependent upon a limited number of channel partners for a significant portion of our revenue for the foreseeable future and, in some cases, the portion of our revenue attributable to individual channel partners may increase in the future. The loss of one or more key channel partners or a reduction in sales through any major channel partner would reduce our revenue. Further, in order to develop and expand our channels, we must continue to scale and improve our processes and procedures that support our channel partners, including investments in systems and training, and those processes and procedures may become increasingly complex and difficult to manage. If we fail to maintain existing channel partners or develop relationships with new channel partners, our revenue opportunities will be reduced.

The loss of any key suppliers or the failure to accurately forecast demand for our products or successfully manage our relationships with our key suppliers could negatively impact our ability to sell our products.

We maintain relatively low inventory, generally only for repairs and evaluation and demonstration units, and acquire components only as needed on a purchase order basis, and neither we nor our key suppliers enter into supply contracts for these components. As a result, our ability to respond to channel partner or end user orders efficiently may be constrained by the then-current availability, terms and pricing of these components. Our industry has experienced component shortages and delivery delays in the past, and we may experience shortages or delays of critical components in the future as a result of strong demand in the industry or other factors. If we or our suppliers inaccurately forecast demand for our products, our suppliers may have inadequate inventory, which could increase the prices we must pay for substitute components or result in our inability to meet demand for our products, as well as damage our channel partner or end user relationships.

We currently rely on a limited number of suppliers for components such as system controllers, enclosures, disk drives and switches utilized in the assembly of Storage Center. We generally purchase components on a purchase order basis and do not have long-term supply contracts with these suppliers. In particular, we rely on Bell Microproducts, Inc., a value-added distributor, to provide us with customized system controllers, which Bell Microproducts generally obtains from Supermicro Computer, Inc., a server and component manufacturer. We also rely on Xyratex Corporation, a provider of data storage subsystems, to provide us with their custom enclosures and disk drives. Xyratex purchases most of the disk drives that it supplies to us from Seagate Technology, Inc., a disk drive manufacturer. Our reliance on these key suppliers reduces our control over the manufacturing process, exposing us to risks, including reduced control over product quality, production costs, timely delivery and capacity. It also exposes us to the potential inability to obtain an adequate supply of required components, because we do not have long-term supply commitments and generally purchase our products on a purchase order basis. Component quality is particularly significant with respect to our suppliers of disk drives. We have in the past and may in the future experience disk drive failures, which could cause our reputation to suffer, our competitive position to be impaired and our customers to select other vendors. To meet our product performance requirements, we must obtain disk drives of extremely high quality and capacity. In addition, there are periodic supply-and-demand issues for disk drives that could result in component shortages, selective supply allocations and increased prices of such components. We may not be able to obtain our full requirements of components, including disk drives, that we need for our storage products or the prices of such components may increase. If we fail to effectively manage our relationships with our key suppliers, or if our key suppliers increase prices of components, experience delays, disruptions, capacity constraints, or quality control problems in their manufacturing operations, our ability to ship products to our channel partners or end users could be impaired and our competitive position and reputation could be adversely affected. Qualifying a new key supplier is expensive and time-consuming. If we are required to change key suppliers or assume internal manufacturing operations, we may lose revenue and damage our channel partner or end user relationships.

If our third-party repair service fails to timely and correctly resolve hardware failures experienced by our end users, our reputation will suffer, our competitive position will be impaired and our expenses could increase.

We rely upon Anacomp Inc., or Anacomp, a third-party hardware maintenance provider, which specializes in providing vendor-neutral support of storage equipment, network devices and peripherals, to provide repair services to our end users. We currently have limited capabilities in-house to resolve hardware failures or other issues experienced by our end users. If Anacomp fails to timely and correctly resolve hardware failures or issues experienced by our end users, our reputation will suffer, our competitive position will be impaired and our expenses could increase. In May 2008, we entered into a five year agreement with Anacomp. Our agreement with Anacomp will automatically renew for successive one-year terms, unless either party notifies the other, in writing, of its intention to terminate or renegotiate the agreement at least 180 days prior to the end of the initial five-year term or any successive one-year term. In addition, either party may immediately terminate the agreement for a material default by the other party that is not cured within 30 days. If our relationship with Anacomp were to end, we would have to engage a new third-party provider of hardware support, and the transition could result in delays in effecting repairs and damage our reputation and competitive position as well as increase our operating expenses.

If we are unsuccessful in developing and selling new products, services and product enhancements, our competitive position will be adversely affected and our ability to grow our revenue will be impaired.

We operate in a dynamic environment characterized by rapid technological change, changing end user needs, frequent new product introductions and evolving industry standards. The introduction of products embodying new technologies and the emergence of new industry standards could render our existing products obsolete and unmarketable. Our competitiveness and future success depend on our ability to anticipate, develop, market and support new products and product enhancements on a timely and cost effective basis that keep pace with technological developments and emerging industry standards and that address the increasingly sophisticated needs of our end users. We may fail to develop and market products and services that respond to technological changes or evolving industry standards, experience difficulties that could delay or prevent the successful development, introduction and marketing of these products and services, or fail to develop products and services that adequately meet the requirements of the marketplace or achieve market acceptance. Our failure to develop and market such products and services on a timely basis would erode our competitive position and impair our ability to grow our revenue.

If our channel partners fail to timely and correctly install and configure our storage systems, or face disruptions in their business, our reputation will suffer, our competitive position could be impaired and we could lose customers.

In addition to our small team of installation personnel, we rely upon some of our channel partners to install Storage Center at our end user locations. Our channel partner agreements generally contain provisions requiring installation and configuration training by the channel partners, which we may waive at our discretion. Although we train and certify our channel partners on the installation and configuration of Storage Center, end users have in the past encountered installation and configuration difficulties. In addition, if one or more of our channel partners suffers an interruption in its business, or experiences delays, disruptions or quality control problems in its operations, or we have to change or add additional channel partners, installation and configuration of Storage Center to our end users could be delayed, our revenue could be reduced and our ability to compete could be impaired. As a significant portion of our sales occur in the last month of a quarter, our end users may also experience installation delays following a purchase if we or our channel partners have too many installations in a short period of time. If we or our channel partners fail to timely and correctly install and configure Storage Center, end users may not purchase additional products and services from us, our reputation could suffer and our revenue could be reduced. In addition, we will incur additional expenses to correctly install and configure Storage Center to meet the expectations of our end users.

If we fail to attract or retain engineering or sales and marketing personnel or if we lose the services of our founders or key management, our ability to grow our business and our competitive position would be impaired.

We believe our future success will depend in large part upon our ability to attract, retain and motivate highly skilled managerial, research and development, sales and marketing personnel. Our management, research and development, sales and marketing personnel represent a significant asset and serve as the source of our business strategy, technological and product innovations, and sales and marketing initiatives. As a result, our success is substantially dependent upon our ability to attract additional personnel for all areas of our organization, particularly in our research and development department and our sales and marketing department. Competition for qualified personnel is intense, and we may not be successful in attracting and retaining such personnel on a timely basis or on competitive terms. Any failure to adequately expand our management, research and development, sales and marketing personnel will impede our growth. In addition, many qualified personnel are located outside of the Minneapolis geographic area where our headquarters are located, and some qualified personnel that we may recruit may not be interested in relocating. If we are unable to attract and retain the necessary personnel on a cost-effective basis, our ability to grow our business and our competitive position would be impaired.

In particular, we are highly dependent on the contributions of our three founders, Philip E. Soran, our Chairman, President and Chief Executive Officer, John P. Guider, our Chief Operating Officer, and Lawrence E. Aszmann, our Chief Technology Officer. The loss of any of our founders could make it more difficult to manage our operations and research and development activities, reduce our employee retention and revenue and impair our ability to compete. If any of our founders were to leave us unexpectedly, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity during the search for and while any such successor is integrated into our business and operations. The loss of any of our founders or the inability to attract, retain or motivate qualified personnel, including research and development and sales and marketing personnel, could delay the development and introduction of, and impair our ability to, sell our products.

We expect to face numerous challenges as we attempt to grow our operations, and our channel partner and end user base internationally.

Historically, we have conducted only a small portion of our business internationally. We have two international sales offices and revenue from international sales was 5%, 11% and 16% during 2006, 2007 and 2008, respectively, and 15% and 17% of total revenue for the nine months ended September 30, 2008 and 2009, respectively. Although we expect that part of our future revenue growth will be from channel partners and end users located outside of the United States, we may not be able to increase international market demand for Storage Center. In January 2008, we entered into a marketing agreement with AMEX, Inc., an export firm, pursuant to which we granted AMEX exclusive distribution rights to resell Storage Center to resellers and end users internationally, except in Canada. In January 2009, we entered into a new marketing agreement with AMEX containing exclusive distribution rights similar to those contained in the January 2008 agreement. AMEX agrees to use its best efforts to further the promotion, marketing and sale of Storage Center. The marketing agreement is renewable on an annual basis each January unless either party notifies the other party in writing of an intention to discontinue the relationship at least 90 days prior to the renewal date. If AMEX is not successful in helping us expand our international distribution channel, our revenue and our ability to compete internationally could be impaired.

We expect to face numerous challenges as we attempt to grow our operations, channel partner relationships and end user base internationally, in particular attracting and retaining channel partners with international capabilities or channel partners located in international markets. Our revenue and expenses could be adversely affected by a variety of factors associated with international operations some of which are beyond our control, including:

•	difficulties of managing and staffing international offices, and the increased travel, infrastructure and legal compliance costs associated with international locations;

•	greater difficulty in collecting accounts receivable and longer collection periods;

•	difficulty in contract enforcement;

•	regulatory, political or economic conditions in a specific country or region;

•	compliance with local laws and regulations and unanticipated changes in local laws and regulations, including tax laws and regulations;

•	export and import controls; trade protection measures and other regulatory requirements;

•	effects of changes in currency exchange rates;

•	potentially adverse tax consequences;

•	service provider and government spending patterns;

•	reduced protection of our intellectual property and other assets in some countries;

•	greater difficulty documenting and testing our internal controls;

•	differing employment practices and labor issues; and

•	man-made problems such as computer viruses and acts of terrorism and international conflicts.

In addition, we expect that we may encounter increased complexity and costs of managing international operations, including difficulties in staffing international operations, local business and cultural factors that differ from our normal standards and practices, differing employment practices and labor issues, and work stoppages, any of which could result in lower revenue and higher expenses.

If we fail to protect our intellectual property rights adequately, our ability to compete effectively or to defend ourselves from litigation could be impaired which could reduce our revenue and increase our costs.

We rely primarily on patent, copyright, trademark and trade secret laws, as well as confidentiality and non-disclosure agreements and other methods, to protect our proprietary technologies and know-how. We have three issued patents in the United States, one international patent and additional patents pending in the United States and in foreign countries. The rights granted to us under our issued patents and, if the pending patent applications are granted, those applications may not be meaningful or provide us with any commercial advantage and they could be opposed, contested, circumvented or designed around by our competitors or be declared invalid or unenforceable in judicial or administrative proceedings. The failure of our patents to adequately protect our technology might make it easier for our competitors to offer similar products or technologies. Foreign patent protection is generally not as comprehensive as U.S. patent protection and may not protect our intellectual property in some countries where our products are sold or may be sold in the future. Many U.S.-based companies have encountered substantial intellectual property infringement in foreign countries, including countries where we sell or intend to sell products. Even if foreign patents are granted, effective enforcement in foreign countries may not be available.

Monitoring unauthorized use of our intellectual property is difficult and costly. Although we are not aware of any unauthorized use of our intellectual property in the past, it is possible that unauthorized use of our intellectual property may have occurred or may occur without our knowledge. The steps we have taken may not prevent unauthorized use of our intellectual property. Our failure to effectively protect our intellectual property could reduce the value of our technology in licensing arrangements or in cross-licensing negotiations, and could impair our ability to compete. We may in the future need to initiate infringement claims or litigation. Litigation, whether we are a plaintiff or a defendant, can be expensive, time-consuming and may divert the efforts of our technical staff and managerial personnel, which could result in lower revenue and higher expenses, whether or not such litigation results in a determination favorable to us.

Assertions by third parties of infringement by us of their intellectual property rights could result in a significant diversion of management’s time and increased expenses.

The storage industry is characterized by vigorous protection and pursuit of intellectual property rights and positions, which has resulted in protracted and expensive litigation for many companies. Litigation can be expensive, lengthy, and disruptive to ordinary business operations. Moreover, the results of complex legal proceedings are difficult to predict. We have received and expect that in the future we may receive communications from various industry participants alleging our infringement of their patents, trade secrets or other intellectual property rights and/or offering licenses to such intellectual property. Any lawsuits resulting from such allegations could subject us to significant liability for damages and invalidate our proprietary rights. Any intellectual property litigation also could force us to do one or more of the following:

•	stop selling products or using technology that contains the allegedly infringing intellectual property;

•	lose the opportunity to license our technology to others or to collect royalty payments based upon successful protection and assertion of our intellectual property against others;

•	incur significant legal expenses;

•	pay substantial damages to the party whose intellectual property rights we may be found to be infringing;

•	redesign those products that contain the allegedly infringing intellectual property; or

•	attempt to obtain a license to the relevant intellectual property from third parties, which may not be available on reasonable terms or at all.

We expect that companies in the storage market will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Our channel partners and end users could also become the target of litigation relating to patent and other intellectual property rights of others. This could trigger technical support and indemnification obligations in our licenses and maintenance agreements. These obligations could results in substantial expenses, including the payment by us of costs and damages.

If we fail to comply with the terms of our open source software license agreement, we could be required to release portions of our software codes, which could impair our ability to compete and result in lower revenue.

Storage Center utilizes a software application called eCos, an “open source,” royalty-free, real-time operating system intended for embedded applications. eCos is licensed to us under a modified version of version 2.0 of the GNU General Public License. Open source software is often made available to the public by its authors and/or other third parties under licenses, such as the GNU General Public License, which impose certain obligations on licensees in the event such licensees re-distribute and/or make derivative works of the open source software. The terms of our license to the eCos application require us to make source code for the derivative works freely available to the public, and/or license such derivative works under a particular type of license, rather than the forms of commercial license customarily used to protect our intellectual property. In addition, there is little or no legal precedent for interpreting the terms of certain of these open source licenses, including the determination of which works are subject to the terms of such licenses. While we believe we have complied with our obligations under the various applicable licenses for open source software to avoid subjecting our proprietary products to conditions we do not intend, in the event the copyright holder of any open source software were to successfully establish in court that we had not complied with the terms of a license for a particular work, we could be required to release the source code of that work to the public, stop distribution of that work and/or recall our products that include that work. In this event, we could be required to seek licenses from third parties in order to continue offering our products, to make generally available, in source code form, proprietary code that links to certain open source modules, to re-engineer our products, or to recall and/or discontinue the sale of our products if re-engineering could not be accomplished on a timely basis, any of which could impair our ability to compete, result in lower revenue and increase our expenses.

We may need to raise additional funds in the future, which may not be available to us on terms acceptable to us, or at all.

We may need to raise additional funds in the future. Any required additional financing may not be available on terms acceptable to us, or at all. If we raise additional funds by issuing equity securities or convertible debt, investors may experience significant dilution of their ownership interest, and the newly-issued securities may have rights senior to those of the holders of our common stock. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operational flexibility, and would also require us to fund additional interest expense. If additional financing is not available when required or is not available on acceptable terms, we may be unable to successfully develop or enhance our storage products in order to take advantage of business opportunities or respond to competitive pressures, which could result in lower revenue and reduce the competitiveness of our storage product offerings.

We may engage in future acquisitions that could disrupt our business, cause dilution to our stockholders, reduce our financial resources and result in increased expenses.

In the future, we may acquire other businesses, products or technologies. We have not made any acquisitions to date. Accordingly, our ability as an organization to make acquisitions is unproven. We may not be able to find suitable acquisition candidates, and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not strengthen our competitive position or achieve our goals, or these acquisitions may be viewed negatively by channel partners, end users, financial markets or investors. In addition, any acquisitions that we make could lead to difficulties in integrating personnel, technologies and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. Acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities and increase our expenses. Future acquisitions may reduce our cash available for operations and other uses, and could result in an increase in amortization expense related to identifiable assets acquired, potentially dilutive issuances of equity securities or the incurrence of debt. We cannot forecast the number, timing or size of future acquisitions, or the effect that any such acquisitions might have on our operating or financial results.

Risks Related to this Offering and Ownership of Our Common Stock

Our stock price is volatile and purchasers of our common stock could incur substantial losses.

The market price of our common stock and the securities of other technology companies has been and may continue to be highly volatile. The market price of our common stock may fluctuate significantly in response to a number of factors, including:

•	quarterly variations in our results of operations or those of our competitors;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	economic developments in the storage industry as a whole;

•	general economic conditions and slow or negative growth of related markets;

•	changes in financial estimates including our ability to meet our future revenue and operating profit or loss projections;

•	changes in earnings estimates or recommendations by securities analysts;

•	announcements by us or our competitors of acquisitions, new products, significant contracts, commercial relationships or capital commitments;

•	our ability to develop and market new and enhanced products on a timely basis;

•	commencement of, or our involvement in, litigation;

•	disruption to our operations;

•	any major change in our board of directors or management; and

•	changes in governmental regulations.

In addition, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may cause the market price of our common stock to decrease, regardless of our actual operating performance. These trading price fluctuations may also make it more difficult for us to use our common stock as a means to make acquisitions or to use options to purchase our common stock to attract and retain employees. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

If securities analysts or industry analysts downgrade our stock, publish negative research or reports, or do not publish reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us, our business and our market. If one or more analysts adversely change their recommendation regarding our stock or our competitors’ stock, our stock price would likely decline. If one or more analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

A limited number of stockholders will have the ability to influence the outcome of director elections and other matters requiring stockholder approval.

As of October 31, 2009, our directors and executive officers and their affiliates beneficially own approximately 38.2% of our common stock. These stockholders, if they acted together, could exert substantial influence over matters requiring approval by our stockholders, including electing directors, adopting new compensation plans and approving mergers, acquisitions or other business combination transactions. This concentration of ownership may discourage, delay or prevent a change of control of our company, which could deprive our stockholders of an opportunity to receive a premium for their stock as part of a sale of our company and might reduce our stock price. These actions may be taken even if they are opposed by our other stockholders.

Management will have broad discretion over the use of the net proceeds from this offering.

We currently anticipate spending a portion of the net proceeds for sales and marketing activities, research and development activities, and to fund working capital and for general corporate purposes. In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. We have not reserved or allocated specific amounts for these purposes and we cannot specify with certainty how we will use the net proceeds. Accordingly, our management will have considerable discretion in the application of the net proceeds and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce income or that lose value.

Delaware law and our amended and restated certificate of incorporation and bylaws contain provisions that could delay or discourage takeover attempts that stockholders may consider favorable and result in a lower market price for our common stock.

Provisions in our amended and restated certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•	the division of our board of directors into three classes;

•	the right of the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or due to the resignation or departure of an existing board member;

•	the prohibition of cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

•	the requirement for the advance notice of nominations for election to the board of directors or for proposing matters that can be acted upon at a stockholders’ meeting;

•	the ability of our board of directors to alter our bylaws without obtaining stockholder approval;

•	the ability of the board of directors to issue, without stockholder approval, up to 10,000,000 shares of preferred stock with terms set by the board of directors, which rights could be senior to those of our common stock;

•	the elimination of the rights of stockholders to call a special meeting of stockholders and to take action by written consent in lieu of a meeting; and

•	the required approval of at least 66 2/3% of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, particularly those owning 15% or more of our outstanding voting stock, from merging or combining with us. These provisions in our amended and restated certificate of incorporation and amended and restated bylaws and under Delaware law could discourage potential takeover attempts, could reduce the price that investors are willing to pay for shares of our common stock in the future and could potentially result in the market price being lower than they would without these provisions.

If you purchase shares of common stock sold in this offering, you will experience substantial dilution as a result of this offering and future equity issuances.

The public offering price per share in this offering is substantially higher than the pro forma net tangible book value per share of our common stock outstanding prior to this offering. As a result, investors purchasing common stock in this offering will experience immediate substantial dilution of $16.65 a share. In addition, we have issued options to acquire common stock at prices below the public offering price. To the extent outstanding options are ultimately exercised, there will be further dilution to investors in this offering. This dilution is due in large part to the fact that our earlier investors paid substantially less than the public offering price when they purchased their shares of common stock. In addition, if the underwriters exercise their option to purchase additional shares or if we issue additional equity securities, you will experience additional dilution.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. Discussions containing these forward-looking statements may be found, among other places, in “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference from our most recent Annual Report on Form 10-K and in our Quarterly Reports on Form 10-Q, as well as any amendments thereto reflected in subsequent filings with the SEC. All statements other than historical facts contained in this prospectus and the documents incorporated by reference, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this prospectus the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “objective,” “plan,” “potential,” “predict,” “should,” or the negative of these words and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our expectations regarding our revenue, gross margin and expenses;

•	our ability to compete in our industry;

•	our ability to maintain and grow our channel partner relationships;

•	our growth strategy and our growth rate;

•	our ability to protect our intellectual property rights;

•	pricing and availability of our suppliers’ products; and

•	assumptions underlying or related to any of the foregoing.

These statements reflect our current views with respect to future events and are based on assumptions and subject to risk and uncertainties. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. While we believe our plans, intentions and expectations reflected in those forward-looking statements are reasonable, we cannot assure you that these plans, intentions or expectations will be achieved. Our actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in this prospectus, including those under the heading “Risk Factors.”

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Other than as required by applicable securities laws, we are under no obligation to update any forward-looking statement, whether as result of new information, future events or otherwise.

This prospectus and the documents incorporated by reference herein also contain statistical data and estimates that we obtained from industry publications and reports generated by Gartner, Inc. and TheInfoPro. These industry publications and reports generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Although we believe that the publications and reports are reliable, we have not independently verified the data.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the shares of our common stock in this offering will be approximately $5.6 million, or approximately $14.2 million if the underwriters exercise their right to purchase additional shares of common stock to cover over-allotments in full, based upon an assumed public offering price of $20.22 per share, the last reported sales price of our common stock by the New York Stock Exchange on November 16, 2009, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed public offering price of $20.22 per share would increase (decrease) the net proceeds to us from this offering by approximately $285,000, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We do not expect that a change in the offering price or the number of shares offered by us would have a material effect on our uses of the net proceeds from this offering.

We currently intend to use our net proceeds from this offering for sales and marketing activities, for research and development activities, and to fund working capital and other general corporate purposes.

We may also use a portion of the net proceeds of this offering to expand our current business through acquisitions of or investments in other complementary businesses, products or technologies. However, we have no agreements or commitments with respect to any acquisitions at this time. Pending these uses, we intend to invest the net proceeds in investment-grade, interest-bearing securities. We will not receive any proceeds from the sale of common stock to be offered by the selling stockholders.

PRICE RANGE OF OUR COMMON STOCK

Our common stock is traded on the New York Stock Exchange under the symbol “CML.” The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported by the New York Stock Exchange Arca with respect to the period from January 1, 2008 through March 20, 2009 and by the New York Stock Exchange for the period from March 23, 2009 through November 16, 2009.

	Prices
	High	Low

Year Ended December 31, 2008
First Quarter	$12.90	$7.62
Second Quarter	13.93	9.33
Third Quarter	15.20	10.00
Fourth Quarter	12.68	7.15
Year Ending December 31, 2009
First Quarter	14.18	9.83
Second Quarter	15.80	9.94
Third Quarter	18.68	13.83
Fourth Quarter (through November 16, 2009)	21.24	17.23

As of September 30, 2009, there were approximately 185 holders of record of our common stock. On November 16, 2009, the last sale price of our common stock was $20.22 per share as reported by the New York Stock Exchange.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and capitalization as of September 30, 2009:

•	on an actual basis; and

•	on an as adjusted basis to reflect the sale of 300,000 shares of our common stock in this offering at an assumed public offering price of $20.22 per share, the last reported sale price of our common stock by the New York Stock Exchange on November 16, 2009, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the information in this table together with our financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” from our most recent Annual Report on Form 10-K, and in our most recent Quarterly Report on Form 10-Q, each of which is incorporated by reference herein.

	As of September 30, 2009
	Actual	As Adjusted(1)
	(unaudited)
	(in thousands, except share and per share data)

Cash, cash equivalents and short-term investments	$61,105	$66,668

Stockholders’ equity:
Preferred stock, $0.001 par value; 10,000,000 shares authorized, no shares issued and outstanding, actual; $0.001 par value, 10,000,000 shares authorized, no shares issued and outstanding, as adjusted	—	—
Common stock, $0.001 par value; 300,000,000 shares authorized, 30,941,059 shares issued and outstanding, actual; $0.001 par value, 300,000,000 shares authorized, 31,241,059 shares issued and outstanding, as adjusted	31	31
Additional paid-in capital	152,045	157,608
Accumulated deficit	(46,336)	(46,336)
Accumulated other comprehensive income	278	278

Total stockholders’ equity	106,018	111,581

Total capitalization	$106,018	$111,581

(1)	Each $1.00 increase (decrease) in the assumed public offering price of $20.22 per share, which was the last reported sales price of our common stock by the New York Stock Exchange on November 16, 2009, would increase (decrease), each of cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $285,000, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The outstanding share information in the table above excludes, as of September 30, 2009:

•	3,386,770 shares of common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $8.75 per share; and

•	an aggregate of up to 6,004,881 shares of common stock reserved for future issuance under our 2007 Equity Incentive Plan and 2007 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under these benefit plans.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering. Our net tangible book value as of September 30, 2009 was $106.0 million, or $3.43 per share. Our net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of common stock outstanding as of September 30, 2009.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after completion of this offering. After giving effect to our sale of 300,000 shares of common stock in this offering at an assumed price to public of $20.22 per share, the last reported sales price of our common stock by the New York Stock Exchange on November 16, 2009, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of September 30, 2009 would have been $111.6 million, or $3.57 per share. This represents an immediate increase in net tangible book value of $0.14 per share attributable to new investors and an immediate dilution in net tangible book value of $16.65 per share to purchasers of common stock in this offering, as illustrated in the following table:

Assumed public offering price per share		$20.22
Historical net tangible book value per share as of September 30, 2009 before giving effect to this offering	$3.43
Increase in historical net tangible book value per share attributable to new investors purchasing shares in this offering	0.14

Net tangible book value per share after giving effect to this offering		3.57

Dilution per share to new investors in the offering		$16.65

If the underwriters exercise their over-allotment option in full, the net tangible book value per share after the offering would be $3.79 per share, the increase in net tangible book value per share to existing stockholders would be $0.36 per share and the dilution to new investors purchasing shares in this offering would be $16.43 per share.

Each $1.00 increase (decrease) in the assumed price to public of $20.22 per share would increase (decrease) our net tangible book value by $285,000, or $0.01 per share, increase (decrease) net tangible book value attributable to new investors by $0.01 per share and increase (decrease) dilution in net tangible book value per share to purchasers of common stock in this offering by $0.99 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The above discussion and tables also assumes no exercise of any outstanding stock options. As of September 30, 2009, there were:

•	3,386,770 shares of common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $8.75 per share; and

•	an aggregate of up to 6,004,881 shares of common stock reserved for future issuance under our 2007 Equity Incentive Plan and 2007 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under these benefit plans.

To the extent outstanding stock options are exercised, there will be further dilution to new investors.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and Piper Jaffray & Co. are serving as the representatives, have severally agreed to purchase, and we and the selling stockholders have severally agreed to sell to the underwriters the number of shares of our common stock indicated in the table below:

Name	Number of Shares

Morgan Stanley & Co. Incorporated
Piper Jaffray & Co.
Thomas Weisel Partners LLC
Needham & Company, LLC
Pacific Crest Securities LLC
Merriman Curhan Ford & Co.
Craig-Hallum Capital Group

Total	3,000,000

The underwriters are offering the shares of our common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of our common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of our common stock offered by us and the selling stockholders pursuant to this prospectus if any such shares are taken, except that, the underwriters are not required to take or pay for the shares covered pursuant to the exercise of the underwriters’ over-allotment option described below.

The underwriters initially propose to offer a portion of the shares of our common stock directly to the public at the public offering price listed on the cover page of this prospectus and a portion of such shares to certain dealers at a price that represents a concession not in excess of $      per share under the public offering price. After the initial offering of the shares of our common stock, the offering price and other selling terms may from time to time be varied by the representatives.

Pursuant to the underwriting agreement, we have granted to the underwriters an option, which we refer to as an over-allotment option, exercisable for 30 days from the date of this prospectus, to purchase from us up to an aggregate of 450,000 additional shares of our common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of our common stock offered by this prospectus. To the extent that such over-allotment option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of our common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of our common stock listed next to the names of all underwriters in the preceding table. If the over-allotment option is exercised in full, the total price to the public would be $     , the total amount of underwriting discounts and commissions paid by us and the selling stockholders would be $      and $     , respectively, and the total proceeds to us and the selling stockholders would be $      and $     , respectively.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

The following table shows the per share and total underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Paid by
	Paid by Us		Selling Stockholders		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise	No Exercise	Full Exercise

Per share	$	$	$	$	$	$
Total	$	$	$	$	$	$

The estimated offering expenses payable by us, not including underwriting discounts and commissions, are estimated to be approximately $200,000, which includes legal, accounting and printing costs and various other fees associated with the registration and listing of our common stock.

We, the selling stockholders and all of our directors and officers have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, on behalf of the underwriters, we and they will not, during the period ending 90 days after the date of this prospectus (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. Subject to certain exceptions, these restrictions do not apply to:

•	the sale of shares by us to the underwriters;

•	the exercise of any outstanding options to acquire our common stock or conversion of any convertible security into our common stock;

•	transactions by any person other than us relating to shares of our common stock or other securities acquired in open market transactions after the completion of the offering of our common stock;

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of our common stock if sales under such plan do not occur until after the expiration of the 90-day restricted period;

•	transfers of shares of our common stock or any security convertible into our common stock as a bona fide gift;

•	distributions of shares of our common stock or any security convertible into our common stock by a partnership, trust, corporation or similar entity to its limited partners, members or stockholders; or

•	transfers of shares of our common stock or any security convertible into our common stock by will or intestate succession to a member or members of his or her immediate family or to a trust, formed for the benefit of any such person, provided that, in the case of each of the last three types of transactions, each donee, distributee, transferee or recipient agrees to accept the restrictions described in this paragraph and, in the case of each of the last four types of transactions, no filing under Section 16 of the Exchange Act reporting a reduction of beneficial ownership of shares of common stock is required or voluntarily made in connection with these transactions during this 90-day restricted period, except for a Form 5 which may report a reduction in beneficial ownership of shares of our common stock through gifts, which is required to be filed within 45 days of December 31, 2009.

In order to facilitate this offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-

allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in connection with such liabilities.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters. Other than the prospectus in electronic format, the information on the underwriters’ websites is not part of this prospectus. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by Morgan Stanley & Co. Incorporated and Piper Jaffray & Co. to underwriters that may make Internet distributions on the same basis as other allocations.

Each of the underwriters has represented and agreed that:

•	it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended), or the FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA;

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

•	it has complied with and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, each representative has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of our shares of common stock to the public in that Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including such date, make an offer of such shares to the public in that Member State:

•	at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	at any time to any legal entity which has two or more of: (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of our shares of common stock to the public” in relation to any such shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and such shares to be offered so as to enable an investor to decide to purchase or subscribe such shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

Other Relationships

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company, for which they received or will receive customary fees and expenses. The underwriters may, from time to time in the future, engage in transactions with and perform services for us in the ordinary course of their business.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of October 31, 2009, and as adjusted to reflect the sale of the common stock in this offering, for:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock, or our principal stockholders;

•	each of our selling stockholders;

•	each of our named executive officers;

•	each of our directors; and

•	all of our current executive officers and directors as a group.

The percentage ownership information shown in the table is based upon 30,943,573 shares of common stock outstanding as of October 31, 2009 and the issuance of 300,000 shares of common stock by Compellent in this offering. The percentage ownership information assumes no exercise of the underwriters’ over-allotment option.

Information with respect to beneficial ownership has been furnished by each director, officer, selling stockholder or beneficial owner of more than 5% of our common stock or determined by review of Schedule 13D and 13G filings with the Securities and Exchange Commission. We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include common stock issuable pursuant to the exercise of stock options that are either immediately exercisable or exercisable on or before December 30, 2009, which is 60 days after October 31, 2009. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. None of the selling stockholders are affiliated with a broker dealer.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o Compellent Technologies, Inc., 7625 Smetana Lane, Eden Prairie, MN 55344.

			Number of
	Shares Beneficially Owned		Shares	Shares Beneficially Owned
	Prior to Offering(1)		Being	After Offering
Name of Beneficial Owner	Number	Percentage	Offered	Number	Percentage

Principal and Selling Stockholders
Entities Affiliated with El Dorado Ventures(2)	3,941,113	12.7%	1,400,000	2,541,113	8.1%
Entities Affiliated with Crescendo Ventures(3)	4,030,205	13.0	500,000	3,530,205	11.3
Eagle Asset Management, Inc.(4)	2,213,420	7.2	—	2,213,420	7.1
Cargill Incorporated(5)	1,487,013	4.8	500,000	987,013	3.2
Directors and Named Executive Officers
Charles Beeler(6)	3,982,031	12.9	1,400,000	2,582,031	8.3
Sherman L. Black(7)	4,355	*	—	4,355	*
David Spreng(8)	4,071,123	13.1	500,000	3,571,123	11.4
Sven A. Wehrwein(9)	44,918	*	—	44,918	*
Duston M. Williams(10)	20,708	*	—	20,708	*
Lawrence E. Aszmann(11)	923,737	3.0	60,000	863,737	2.8
Brian P. Bell(12)	160,309	*	10,000	150,309	*
John P. Guider(13)	1,385,384	4.5	100,000	1,285,384	4.1
John R. Judd(14)	136,217	*	—	136,217	*
Philip E. Soran(15)	1,409,567	4.5	130,000	1,279,567	4.1
All current executive officers and directors as a group (10 persons)(16)	12,138,349	38.2	2,200,000	9,938,349	31.0

(footnotes appear on following page)

*	Less than one percent.
(1)	Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.
(2)	Consists of 3,824,469 shares held by El Dorado Ventures VI, L.P. and 116,644 shares held by El Dorado Technology ’01, L.P., collectively, the El Dorado Entities. Charles Beeler, M. Scott Irwin and Thomas H. Peterson are the managing members of El Dorado Venture Partners VI, LLC, which is the general partner of each of the El Dorado Entities, and are deemed to have shared voting and investment power of the shares held by each of the El Dorado Entities; however, each person disclaims beneficial ownership of these shares except to the extent of their pecuniary interest therein. Mr. Beeler is a member of our board of directors. In this offering, El Dorado Ventures VI, L.P. will sell 1,358,564 shares and El Dorado Technology ’01, L.P. will sell 41,436 shares. The address of El Dorado Ventures is 2440 Sand Hill Road, Suite 200, Menlo Park, CA 94025.
(3)	Consists of 3,690,764 shares held by Crescendo IV, L.P., 75,794 shares held by Crescendo IV Entrepreneurs Fund, L.P. and 29,243 shares held by Crescendo IV Entrepreneurs Fund A, L.P., collectively, the Crescendo Entities, and 234,404 shares held by Crescendo IV AG & Co. Beteiligungs KG. David R. Spreng is the managing member of Crescendo Ventures IV, LLC, which is the general partner of each of the Crescendo Entities, and the managing member of Crescendo German Investments, IV, LLC, which is the general partner of Crescendo IV AG & Co. Beteiligungs KG, and is deemed to have sole voting and investment power of the shares held by each of the Crescendo Entities and Crescendo IV AG & CO Beteiligungs KG; however, Mr. Spreng disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Mr. Spreng is a member of our board of directors. In this offering, Crescendo IV, L.P. will sell 450,708 shares, Crescendo IV AG & Co. Beteiligungs KG will sell 28,625 shares, Crescendo IV Entrepreneurs Fund, L.P. will sell 14,000 shares and Crescendo IV Entrepreneurs Fund A, L.P. will sell 6,667 shares. The address of Crescendo Ventures is 600 Hansen Way, Suite 300, Palo Alto, CA 94304.

(4)	Eagle Asset Management, Inc. is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940. Eagle Asset Management, Inc. possesses sole voting and investment power with respect to such shares. Burt Boksen, serving as portfolio manager, exercises voting and investment power with respect to these shares. Mr. Boksen disclaims beneficial ownership of these shares. The address of Eagle Asset Management, Inc. is 880 Carillon Parkway, St. Petersburg, Florida 33716.

(5)	Black River Asset Management LLC is the investment advisor for Cargill, Incorporated and has sole voting and investment control over the shares owned by Cargill. James Sayre, serving as senior portfolio manager, exercises voting and investment power with respect to these shares. Mr. Sayre disclaims beneficial ownership of these shares. The address of Cargill is c/o Black River Asset Management, 12700 Whitewater Drive, Minnetonka, MN 55343.

(6)	Consists of (a) the shares described in Note (2) above and (b) stock options for 40,918 shares of our common stock exercisable within 60 days of October 31, 2009. The shares shown as being sold by Mr. Beeler are being sold by El Dorado Ventures VI, L.P. and El Dorado Technology ’01, L.P. Mr. Beeler disclaims beneficial ownership of shares held and being sold by El Dorado Ventures VI, L.P. and El Dorado Technology ’01, L.P., except to the extent of his pecuniary interest therein.
(7)	Represents stock options for shares of our common stock exercisable within 60 days of October 31, 2009.
(8)	Consists of (a) the shares described in Note (3) above and (b) stock options for 40,918 shares of our common stock exercisable within 60 days of October 31, 2009. The shares shown as being sold by Mr. Spreng are being sold by Crescendo Ventures IV, L.P., Crescendo IV AG & Co. Beteiligungs KG, Crescendo IV Entrepreneurs Fund, L.P. and Crescendo IV Entrepreneurs Fund A, L.P. Mr. Spreng disclaims beneficial ownership of shares held and being sold by Crescendo Ventures IV, L.P., Crescendo IV AG & Co. Beteiligungs KG, Crescendo IV Entrepreneurs Fund, L.P. and Crescendo IV Entrepreneurs Fund A, L.P., except to the extent of his pecuniary interest therein.
(9)	Includes stock options for 40,918 shares of our common stock exercisable within 60 days of October 31, 2009.
(10)	Represents stock options for shares of our common stock exercisable within 60 days of October 31, 2009.
(11)	Includes stock options for 179,012 shares of our common stock exercisable within 60 days of October 31, 2009.
(12)	Includes stock options for 127,157 shares of common stock exercisable within 60 days of October 31, 2009 and 4,166 shares of common stock subject to our right of repurchase in the event Mr. Bell’s employment with us terminates 60 days from October 31, 2009.
(13)	Consists of (a) 211,144 shares of common stock held by Mr. Guider, (b) 600,000 shares of common stock held by the John P. Guider Revocable Trust, of which Mr. Guider is trustee, (c) 388,856 shares held by the Guider 2008 Grantor Retained Annuity Trust, of which Mr. Guider is trustee and (d) stock options for 185,384 shares of our common stock exercisable within 60 days of October 31, 2009. In this offering, Mr. Guider will sell 100,000 shares held in the name of the John P. Guider Revocable Trust.
(14)	Includes stock options for 62,467 shares of common stock exercisable within 60 days of October 31, 2009 and 11,250 shares of common stock subject to our right of repurchase in the event Mr. Judd’s employment with us terminates 60 days from October 31, 2009.

(15)	Consists of (a) 710,248 shares of common stock held by Mr. Soran, of which 13,882 shares are subject to our right of repurchase in the event Mr. Soran’s employment with us terminates 60 days from October 31, 2009, (b) 194,922 shares of common stock held by the Soran 2007 Grantor Retained Annuity Trust, of which Mr. Soran is trustee, (c) 142,539 shares of common stock held by the Soran 2008 Five-Year Grantor Retained Annuity Trust, of which Mr. Soran is trustee, (d) 142,539 shares of common stock held by the Soran 2008 Two-Year Grantor Retained Annuity Trust, of which Mr. Soran is trustee, (e) 123,200 shares of common stock held by Mr. Soran’s immediate family members over which Mr. Soran is deemed to have beneficial ownership and (f) options to purchase 96,119 shares of common stock exercisable within 60 days of October 31, 2009. In this offering, Mr. Soran will sell 130,000 shares held in his name.

(16)	Includes 7,971,318 shares held by entities affiliated with certain of our directors and 4,015,214 shares beneficially owned by our executive officers, of which (a) stock options for 650,139 shares of common stock are exercisable within 60 days of October 31, 2009 and (b) 29,298 shares of which are subject to our right of repurchase in the event such executive officers’ employment with us terminates 60 days from October 31, 2009.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF COMMON STOCK

This section summarizes certain material U.S. federal income and estate tax considerations relating to the ownership and disposition of common stock to non-U.S. holders. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change with retroactive effect or the IRS might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of common stock could differ from those described below. For purposes of this summary, a “non-U.S. holder” is any holder other than a citizen or resident of the United States, a corporation organized under the laws of the United States or any state, a trust that is (i) subject to the primary supervision of a U.S. court and the control of one of more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person or an estate whose income is subject to U.S. income tax regardless of source. If a partnership or other flow-through entity is a holder or beneficial owner of common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Accordingly, partnerships and flow-through entities that hold our common stock and partners or owners of such partnerships or entities, as applicable, should consult their own tax advisors. The summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules, including, without limitation, banks, insurance companies, or other financial institutions; persons subject to the alternative minimum tax; controlled foreign corporations or passive foreign investment companies; tax-exempt organizations; dealers in securities or currencies; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; persons that own, or are deemed to own, more than five percent of our company (except to the extent specifically set forth below); certain former citizens or long-term residents of the United States; “hybrid entities” (entities treated as flow-through entities in one jurisdictions but as opaque in another) and their owners; persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code. Finally, the summary does not describe the effects of any applicable foreign, state or local laws.

INVESTORS CONSIDERING THE PURCHASE OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE, OR LOCAL TAX LAWS, AND TAX TREATIES.

Dividends

We have not made any distributions on our common stock, and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce a non-U.S. holder’s basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock. Any dividend paid to a non-U.S. holder on our common stock will generally be subject to U.S. withholding tax at a 30 percent rate. The withholding tax might apply at a reduced rate under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying eligibility. A non-U.S. holder can meet this certification requirement by providing a Form W-8BEN or appropriate substitute form to us or our paying agent. If the holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other flow-through entity, the certification requirements generally apply to the partners or other owners as well as to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent. Special rules, described below, apply if a dividend is effectively connected with a U.S. trade or business conducted by the non-U.S. holder.

Sale of Common Stock

Non-U.S. holders generally will not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of common stock. This general rule, however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if:

•	the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business (in which case the special rules described below apply);

•	the non-U.S. holder is an individual who holds our common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•	the non-U.S. holder was a citizen or resident of the United States and thus is subject to special rules that apply to expatriates; or

•	the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA (described below), treat the gain as effectively connected with a U.S. trade or business.

An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the U.S. If a non-U.S. holder is described in the third bullet point above, the non-U.S. holder should consult its own tax advisor to determine the U.S. federal, state, local and other tax consequences that may be relevant to such holder.

The FIRPTA rules may apply to a sale, exchange or other disposition of common stock if we are, or were within five years before the transaction, a “U.S. real property holding corporation,” or a USRPHC. In general, we would be a USRPHC if interests in U.S. real estate comprised most of our assets. We do not believe that we are a USRPHC or that we will become one in the future. If we are, or become a USRPHC, so long as our common stock is regularly traded on an established securities market, only a non-U.S. holder who, actually or constructively, holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than 5% of our common stock will be subject to U.S. federal income tax on the disposition of our common stock.

Dividends or Gain Effectively Connected With a U.S. Trade or Business

If any dividend on our common stock, or gain from the sale, exchange or other disposition of our common stock, is effectively connected with a U.S. trade or business conducted by the non-U.S. holder, then the dividend or gain will be subject to U.S. federal income tax at the regular graduated rates. If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” dividend or gain generally would be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of dividends that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a non-U.S. holder, will not be subject to the 30% withholding tax. To claim exemption from withholding, the holder must certify its qualification, which can be done by providing a Form W-8ECI. If the non-U.S. holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a “branch profits tax.” The branch profits tax rate generally is 30%, although an applicable income tax treaty might provide for a lower rate.

Backup Withholding and Information Reporting

The Internal Revenue Code and the Treasury regulations require those who make specified payments to report such payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide a taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on tax returns. The withholding tax rate is currently 28 percent. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

Payments to non-U.S. holders of dividends on our common stock generally will not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of our common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status. Some of the common means of certifying nonresident status are described under “— Dividends.” We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to such dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Any amounts withheld from a payment to a holder of common stock under the backup withholding rules generally can be credited against any U.S. federal income tax liability of the holder.

U.S. Federal Estate Tax

The estates of nonresident alien individuals are generally subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent’s country of residence.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 300,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. As of September 30, 2009, there were 30,941,059 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.

The following summary description of our common and preferred stock is based on the provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and the applicable provisions of the Delaware General Corporation Law. This information may not be complete in all respects and is qualified entirely by reference to the provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and the Delaware General Corporation Law. For information on how to obtain copies of our amended and restated certificate of incorporation and amended and restated bylaws, which are exhibits to the registration statement of which this prospectus forms a part, see “Where You Can Find More Information.”

Common Stock

Outstanding Shares.  Based on 30,941,059 shares of common stock outstanding as of September 30, 2009 and no exercise of outstanding options, there will be 31,241,059 shares of common stock outstanding upon the closing of this offering. As of September 30, 2009, we had approximately 185 record holders of our common stock.

Voting Rights.  Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends.  Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation.  In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Other Rights and Preferences.  Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable.  All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred Stock

Our amended and restated certificate of incorporation provides that our board of directors has the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock none of which are outstanding. Our board of directors may issue preferred stock in one or more series and has the authority to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.

Stock Options

As of September 30, 2009, there were 3,386,770 shares of our common stock issuable upon the exercise of outstanding stock options, having a weighted-average exercise price of $8.75 per share. As of September 30, 2009, an aggregate of 6,004,881 shares of our common stock were reserved for future issuance under our 2007 Equity Incentive Plan and our 2007 Employee Stock Purchase Plan.

Registration Rights

Under our amended and restated investor rights agreement, the holders of 9,275,561 shares of common stock or their transferees, have the right to require us to register their shares with the Securities and Exchange Commission so that those shares may be publicly resold, or to include their shares in any registration statement we file, in each case as described below.

Demand Registration Rights.  The holders of at least a majority of the shares having registration rights have the right to demand that we file up to two registration statements. These registration rights are subject to specified exceptions, conditions and limitations, including the right of the underwriters of such registration, if any, to limit the number of shares included in any such registration under certain circumstances.

Form S-3 Registration Rights.  The holders of at least 17.5% of shares having registration rights have the right to demand that we file a registration statement for such holders on Form S-3 so long as the aggregate offering price, net of any underwriters’ discounts or commissions, of securities to be sold under the registration statement on Form S-3 is at least $500,000. We are obligated to file up to two registration statements on Form S-3 in any twelve month period. These registration rights are subject to specified exceptions, conditions and limitations, including the right of the underwriters of such registration, if any, to limit the number of shares included in any such registration under certain circumstances.

“Piggyback” Registration Rights.  In the event we propose to register any securities for public sale, a stockholder with registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, but not below 30% of the total number of shares included in the registration statement.

Expenses of Registration.  We will pay all expenses, other than underwriting discounts and commissions, relating to all demand registrations, Form S-3 registrations and piggyback registrations.

Expiration of Registration Rights.  The registration rights described above will terminate upon the earlier of either October 15, 2012 or as to a given holder of registrable securities, when such holder of registrable securities can sell all of such holder’s registrable securities pursuant to Rule 144 promulgated under the Securities Act or when such holder holds 1% or less of our outstanding common stock and all of such holder’s registrable securities can be sold in any three-month period pursuant to Rule 144 promulgated under the Securities Act.

Delaware Anti-Takeover Law and Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Delaware Anti-Takeover Law.  We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws.  Provisions of our amended and restated certificate of incorporation and amended and restated bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

•	permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in our control;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•	provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide our board of directors into three classes;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder’s notice;

•	do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

•	provide that special meetings of our stockholders may be called only by the chairman of the board, our chief executive officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors; and

•	provide that stockholders will be permitted to amend our amended and restated bylaws only upon receiving at least 66 2/3% of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class.

The amendment of any of these provisions would require approval by the holders of at least 66 2/3% of our then outstanding common stock, voting as a single class.

New York Stock Exchange

Our common stock is listed on the New York Stock Exchange under the symbol “CML.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Bank Minnesota, N.A. The transfer agent and registrar’s address is Shareowner Services, 161 North Concord Exchange, South St. Paul, Minnesota 55075.

VALIDITY OF CAPITAL STOCK

The validity of the common stock being offered hereby will be passed upon for us by Cooley Godward Kronish LLP, Palo Alto, California. The underwriters are being represented by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, New York, New York. As of the date of this prospectus, a partner at Cooley Godward Kronish LLP directly holds an aggregate of 3,000 shares of our common stock.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting incorporated by reference in this prospectus and in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including Compellent. The SEC’s Internet site can be found at http://www.sec.gov.

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to another document that we have filed separately with the SEC. You should read the information incorporated by reference because it is an important part of this prospectus. We incorporate by reference the following information or documents that we have filed with the SEC (Commission File No. 0-33685):

•	our Annual Report on Form 10-K for the year ended December 31, 2008 and filed with the SEC on March 16, 2009;

•	the information specifically incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2008 from our definitive proxy statement on Schedule 14A for our 2009 Annual Meeting of Stockholders filed with the SEC on April 17, 2009;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 filed with the SEC on May 8, 2009;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed with the SEC on August 7, 2009;

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 filed with the SEC on October 28, 2009;

•	our Current Reports on Form 8-K filed on February 17, 2009, August 3, 2009 and November 4, 2009; and

•	the description of our common stock contained in our registration Statement on Form 8-A as filed on March 20, 2009 pursuant to Section 12(b) of the Exchange Act, including any amendment or report filed for the purpose of updating such descriptions.

Any information in any of the foregoing documents will automatically be deemed to be modified or superseded to the extent that information in this prospectus or in a later filed document that is incorporated or deemed to be incorporated herein by reference modifies or replaces such information.

We also incorporate by reference any future filings (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this prospectus and prior to the termination of the offering of the common stock covered by this prospectus. Information in such future filings updates and supplements the information provided in this prospectus. Any statements in any such future filings will automatically be deemed to modify and supersede any information in any document we previously filed with the SEC that is incorporated or deemed to be incorporated herein by reference to the extent that statements in the later filed document modify or replace such earlier statements.

We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to:

Compellent Technologies, Inc.
Attention: Investor Relations
7625 Smetana Lane
Eden Prairie, Minnesota 55344.
(952) 294-3300.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the New York Stock Exchange filing fee and the FINRA filing fee.

SEC registration fee	$4,036
The New York Stock Exchange fee	5,000
FINRA filing fee	7,083
Legal fees and expenses	125,000
Accounting fees and expenses	50,000
Transfer Agent fees and expenses	5,000
Printing and miscellaneous	3,881

Total	$200,000

Item 15.	Indemnification of Directors and Officers

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred. Our amended and restated certificate of incorporation and amended and restated bylaws provide for the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law. Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

Our amended and restated certificate of incorporation and amended and restated bylaws include such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by us upon delivery to us of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by us.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the Delaware General Corporation Law, we have entered into indemnity agreements with each of our directors and executive officers, that require us to indemnify such persons against any and all expenses (including attorneys’ fees), witness fees, damages, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any action, suit or proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director, an officer or an employee of Compellent or any of its affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

We plan to enter into an underwriting agreement which provides that the underwriters are obligated, under some circumstances, to indemnify our directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

Item 16.	Exhibits

Exhibit
Number		Description of Document

1	.1*	Form of Underwriting Agreement
3	.1(1)	Amended and Restated Certificate of Incorporation of Compellent Technologies, Inc.
3	.2(2)	Amended and Restated Bylaws of Compellent Technologies, Inc.
4	.1(3)	Specimen Common Stock Certificate
4.2		Reference is made to Exhibits 3.1 and 3.2
5	.1*	Opinion of Cooley Godward Kronish llp
23.1		Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm
23	.2*	Consent of Cooley Godward Kronish llp (included in Exhibit 5.1)
24	.1*	Power of Attorney

*	Previously filed.
(1)	Incorporated herein by reference from Exhibit 3.1 to our Current Report on Form 8-K (No. 001-33685), dated October 15, 2007, and filed with the Securities and Exchange Commission on October 16, 2007.
(2)	Incorporated herein by reference from Exhibit 3.4 to our Registration Statement on Form S-1 (No. 333-144255) filed with the Securities and Exchange Commission on July 2, 2007, as amended, and incorporated herein by reference.
(3)	Incorporated herein by reference to the similarly described exhibit to our Registration Statement on Form S-1 (No. 333-144255) filed with the Securities and Exchange Commission on July 2, 2007, as amended.

Item 17.	Undertakings

The undersigned Registrant hereby undertakes:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the undersigned registrant pursuant to the foregoing provisions, or otherwise, the undersigned registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned registrant of expenses incurred or paid by a director, officer or controlling person of the undersigned registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Amendment No. 2 to Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Eden Prairie, State of Minnesota on November 17th, 2009.

COMPELLENT TECHNOLOGIES, INC.

By:	/s/ Philip E. Soran
Philip E. Soran
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures		Title	Date

/s/ Philip E. Soran Philip E. Soran		Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	November 17, 2009

/s/ John R. Judd John R. Judd		Chief Financial Officer (Principal Financial and Accounting Officer)	November 17, 2009

* John P. Guider		Chief Operating Officer and Director	November 17, 2009

* Charles Beeler		Director	November 17, 2009

* Sherman L. Black		Director	November 17, 2009

* R. David Spreng		Director	November 17, 2009

* Sven A. Wehrwein		Director	November 17, 2009

* Duston M. Williams		Director	November 17, 2009

*By	/s/ Philip E. Soran Philip E. Soran Attorney-in-Fact		November 17, 2009

EXHIBIT INDEX

Exhibit
Number		Description of Document

1	.1*	Form of Underwriting Agreement
3	.1(1)	Amended and Restated Certificate of Incorporation of Compellent Technologies, Inc
3	.2(2)	Amended and Restated Bylaws of Compellent Technologies, Inc.
4	.1(3)	Specimen Common Stock Certificate
4.2		Reference is made to Exhibits 3.1 and 3.2
5	.1*	Opinion of Cooley Godward Kronish llp
23.1		Consent of Grant Thornton LLP Independent Registered Public Accounting Firm
23	.2*	Consent of Cooley Godward Kronish llp (included in Exhibit 5.1)
24	.1*	Power of Attorney

*	Previously filed.
(1)	Incorporated herein by reference from Exhibit 3.1 to our Current Report on Form 8-K (No. 001-33685), dated October 15, 2007, and filed with the Securities and Exchange Commission on October 16, 2007.
(2)	Incorporated herein by reference from Exhibit 3.4 to our Registration Statement on Form S-1 (No. 333-144255) filed with the Securities and Exchange Commission on July 2, 2007, as amended, and incorporated herein by reference.
(3)	Incorporated herein by reference to the similarly described exhibit to our Registration Statement on Form S-1 (No. 333-144255) filed with the Securities and Exchange Commission on July 2, 2007, as amended.